Mail Stop 4561

June 9, 2009

Ronald J. Fior
Chief Financial Officer and
Senior Vice President
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

> **Re:** **Callidus Software Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-50463**

Dear Mr. Fior:

      We have reviewed your response letter dated June 4, 2009 in connection with the above-referenced filing and have the following comment.

Item 9A. Controls and Disclosures

Management's Annual Report on Internal Control Over Financial Reporting, page 49

1.   We note your response to comment 1 of our letter dated May 18, 2009 regarding the two changes in your internal controls over financial reporting following the discovery of an error in a recent period. It appears that you revised and formalized the use of a standardized contract that will have a predictable and uniform accounting treatment and would substantially reduce the possibility of a future recurrence of the problem that led to the error in the prior period. Further, the modification of your order fulfillment process also appears to correct a problem that contributed to the error you discovered. Since both of these changes in your internal controls over financial reporting were made during the fourth quarter and would have effects on future periods, it is unclear how you concluded that the changes would not be reasonably likely to materially affect the internal controls over financial reporting. Please explain the basis for this conclusion, or revise the Form 10-K to reflect the changes made to the internal control over financial reporting.

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You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile (650) 752-3618
        Martin A. Wellington
        Davis Polk & Wardwell